UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT
______________________________________________

LUXFER HOLDINGS PLC
______________________________________________
(Name of Registrant as Specified in Charter)

England and Wales	001-35370	98-1024030
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8989 North Port Washington Road, Suite 211
Milwaukee, WI 53217
______________________________________________
(Address and Zip Code of Principal Executive Offices)

Megan E. Glise
General Counsel & Company Secretary
+1-414-488-1744
______________________________________________

(Name and Telephone Number, including Area Code, of the Person to Contact in Connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Luxfer Holdings PLC (together with its consolidated subsidiaries, “Luxfer” or the “Company”) is filing this Specialized Disclosure Report on Form SD (this "Form SD") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1 to December 31, 2023 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as (i) (a) cassiterite, (b) columbite-tantalite (coltan), (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TGs”); or (ii) any other minerals or their derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country.” Section 1502(e)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 defines “adjoining country” as a country that shares an internationally recognized border with the Democratic Republic of the Congo, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (each, including the Democratic Republic of the Congo, a “Covered Country”).

The Company may at times manufacture, or contract to manufacture, products for which 3TGs are necessary to the functionality or production of said products. Following a review of all Luxfer products, their specifications, and the related manufacturing processes, the Company determined that, during the Reporting Period, it procured small quantities of 3TGs and/or materials containing 3TGs that are necessary to the functionality or production of a small number of Luxfer products. For the Reporting Period, the Company reasonably determined that 3TGs are necessary to the functionality or production of Luxfer’s zirconium-based solutions and catalysts (the “Covered Products”). Throughout this Form SD, the term “Subject Minerals” is used to refer to the 3TGs and/or materials containing 3TGs that are included in the Covered Products or necessary to the functionality or production of the Covered Products.

As required by Rule 13p-1, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Subject Minerals to determine whether any such Subject Minerals (i) originated in a Covered Country and/or (ii) were from recycled or scrap sources. Luxfer conducted the RCOI in accordance with the requirements of Form SD and the related guidance provided by the Securities and Exchange Commission. As part of this RCOI and where applicable, Luxfer conducted additional diligence regarding the source and chain of custody of the Subject Minerals in the Company’s supply chain. The results of the Company’s RCOI with respect to the Subject Minerals are set forth in the Company’s Conflict Minerals Report for the year ended December 31, 2023, which is filed as Exhibit 1.01 to this Form SD and is publicly available on Luxfer’s website at https://www.luxfer.com/environment-social-and-governance/social/conflict-minerals/. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the year ended December 31, 2023 is included as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Not Applicable

SECTION 3 – EXHIBITS

Item 3.01    Exhibits

1.01        Conflict Minerals Report of Luxfer Holdings PLC for the year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: June 03, 2024

By: /s/ Megan E. Glise
Megan E. Glise
General Counsel & Company Secretary
Authorized Signatory for and on behalf of
Luxfer Holdings PLC